Walter J. Mostek, Jr.

610-993-2233

walter.mostek@dbr.com

February 8, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	WorldGate Communications, Inc.
Amendment No. 1 to Form SB-2
Filed August 30, 2005
File No. 333-125205

Form 10-K/A for the fiscal year ended December 31, 2004
Filed August 30, 2005
File No. 0-25755

Dear Mr. Spirgel:

WorldGate Communications, Inc. (“WorldGate” or the “Company”) has filed herewith a second pre-effective amendment (“Amendment No. 2”) with respect to the above-described Registration Statement (the “Registration Statement”).  This letter is in response to the comments you made in your letter dated September 9, 2005 and subsequent correspondence dated October 27, 2005, each relating to the Registration Statement and the above-described Form 10-K/A.  Listed below are your specific comments together with the Company’s responses.

Form SB-2

Management’s Discussion and Analysis, page 13

Results of Operations, page 13

1.                                       We note your revisions in response to our prior comments 14 and 19, but it still appears that you present financial figures in a manner that is not consistent throughout.  For example, you state that all dollar amounts are expressed in thousands in your management’s discussion and analysis, except for per share amounts; however, on page 19 you state that Mototech made a “$1 million” investment (which would mean $1 billion) in your company.  Yet disclosure elsewhere in the registration statement suggests that Mototech did invest only $1 million.  Please revise your registration statement throughout to express information that is not in your financial statements without the assumption that the numbers are in thousands or ensure that your assumption is consistently applied.

Company Response:  The Company has revised its disclosure so that numbers are expressed in thousands consistently throughout Management’s Discussion and Analysis.

2.                                       We note your response to our prior comment 15, but no additional disclosure was added to your discussion of revenue recognition.  Please expand the discussion to highlight what estimates must be made in connection with your accounting for revenue recognition and why the degree of uncertainty in making those estimates for your business.

Company Response:  The Company has revised its disclosure on revenue recognition as follows:

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the collectibility is reasonably assured, and the delivery and the acceptance of the equipment has occurred or services have been rendered. Management exercises judgment in evaluating these factors in light of the terms and conditions of its customer contracts and other existing facts and circumstances to determine appropriate revenue recognition. Due to our limited commercial sales history, our ability to evaluate the collectibility of customer accounts requires significant judgment. The company evaluates its equipment customer, and service customers’, accounts for collectibility at the date of sale and on an ongoing basis.

Presently the Company has only one customer for the purchase of its equipment and the agreement with this customer includes several elements relevant to revenue recognition including: (a) the customer has no general right to return the product; (b) the customer can earn warrants upon the purchase of significant video telephony units and the value of these warrants would result in a reduction of recognized revenue (the value of these warrants is routinely monitored by the Company and is currently deemed to be insignificant, however, should the value of these warrants become material an offset would be made against revenues); (c) penalties are payable to the customer if certain excessive field failure rates are exceeded; (d) the Company and the customer share in the benefit achieved by product cost reductions; (e) penalties are payable to the customer if the Company fails to deliver shipments on a timely basis; and (f) the Company extends to the customer a limited product warranty for a term not to exceed three years (the Company maintains a warranty reserve based upon the percentage of product sales consistent with industry comparable failure rates and the warranty period provided by the agreement.)

Revenues are also offset with a reserve for any price refunds and consumer rebates consistent with the Emerging Task Force (“EITF”) Issue 01-9, Accounting for Consideration Given by a vendor to a Customer.

As an incentive to promote delivery of the units, a special product launch discount was provided by the Company to our distributor as a quantity restricted reduction to the unit contract based price in effect. For the three and nine months ended September 30, 2005, this discount was $831 and $1,222, respectively. In addition, the Company has offered a forward pricing program to our distributor and a rebate program to consumers, as further incentives for the holiday season. These incentive programs begin in the fourth quarter of 2005 and will terminate during the first quarter of 2006. Consistent with the Emerging task Force (“EITF”) Issue 01-9, Accounting for Consideration Given by a vendor to a Customer, the Company has offset the September 30, 2005 revenue by $212 with a reserve for the total estimated liability for the forward pricing program. The liability associated with the rebate, $91, will be recorded in the quarter ending December 31, 2005. The total of the product launch discount, rebate and refunds for the three and nine months ended September 30, 2005 were $1,043 and $1,434, respectively.

Liquidity and Capital Resources, page 17

3.                                       In light of the doubt about your ability to continue as a going concern, please clearly discuss your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  Refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

Company Response:  The Company has expanded its Operations and Liquidity discussion to replace the last four sentences of the second paragraph with the following discussion:

The report of the independent registered public accounting firm for the year ended December 31, 2004 included an explanatory paragraph stating that our Company had suffered recurring losses from operations and had a net accumulated deficiency of $218,000, and that these issues raised substantial doubt about our Company’s ability to continue as a going concern. As of September 30, 2005, our short term cash requirements and obligations include inventory, accounts payable and capital expenditures from continuing operations, operating expenses, and the redemption of preferred stock, of which $333 is required to be redeemed in December 2005 and $333 is required to be redeemed in June 2006, although this redemption can be made in common stock if certain conditions are met. We expect, based on our internal forecasts and assumptions relating to our operations (including among others, assumptions regarding our short term cash requirements and our projected revenue growth ) that we have sufficient cash on hand to meet our obligations for at least the next twelve months.

Our ability to generate cash is dependant upon the sale of our Ojo product and on obtaining cash through capital markets.  We began generating revenue from commercial shipment of our Ojo product in April, 2005 and we expect revenue to increase as the product continues to roll out to the marketplace. This increased level of sales activity is projected to have a positive impact on our cash flows from operations, which will support our ability to meet our obligations beyond the next twelve months. Given that our video phone business involves the development of a new product line with no market penetration, in an undeveloped market sector, no assurances can be given that sufficient sales, if any, will materialize.

Additionally, as needed, we plan to generate cash by turning to the capital markets for funding.  No assurances can be given that, if pursued, additional financing transactions can be consummated.  We continue to evaluate possibilities to obtain additional financing through public or private equity or debt offerings, bank debt financing, asset securitizations, or from other sources, should we need to obtain such financing.  Such additional financing would be subject to the risk of availability, may be dilutive to our shareholders, or could impose restrictions on operating activities. There can be no assurance that this additional financing will be available on terms acceptable to us, if at all.

We, however, remain hopeful that sufficient sales will materialize and/or that sufficient funding can be developed through ongoing operations or additional financings to continue our operations beyond the next twelve months.

Our long term cash requirement obligations are primarily comprised of the items noted above. We have no long term debt and our contractual cash requirements and obligations existing beyond the next twelve months are comprised solely of operating lease commitments and redemption of preferred stock, which are not considered material.  We have limited capacity to further reduce our workforce and scale back on capital and operational expenditures to decrease our cash usage.

Where You Can Find More Information, page 40

4.                                       Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington, D.C. 20549.

Company Response:  The Company has revised its disclosure to reflect the Staff’s current address.

Financial Statements

2.  Summary of Significant Accounting Policies

Accounting for Preferred Shares and Derivative Shares, page F-10

8.  Stockholders’ Deficiency, page F-17

5.                                       We note your response to comments 21, 29, 30 and 31, and the revised disclosure throughout your filing.  Please respond to each of the following comments regarding your accounting for the redeemable preferred stock, the conversion options, and warrants:

a.               We note you report the redeemable preferred stock as temporary equity in your balance sheet.  Explain to us your consideration of the guidance in SFAS No. 133 Implementation Issue No. C2, where the FASB explains that temporary equity is considered stockholders’ equity for purposes of applying paragraph 11(a) of Statement 133.  Incidentally, regarding the first sentence of the second paragraph of your response to comment 31, Rule 5.02.28 of Regulation S-X does not require securities with redemption features that are not solely within the control of the issuer to be recorded as a liability.

Company Response:  As discussed with the Staff of the SEC on September 28, 2005, the Company believes that the explanation of its accounting for the issuance of preferred stock and warrants was not sufficiently clear in its reference to Topic D.98, its use of the term “embedded derivative” and its combination of the discussion of the preferred stock and warrants.  Accordingly, the Company has clarified its response to the Staff’s comments regarding its accounting for its redeemable preferred stock and warrants as follows:

In June 2004, WorldGate completed a private placement of Preferred Stock. The Preferred Stock has a dividend rate of 5% per annum, payable quarterly, either by cash or through the issuance of common stock at the Company’s option. The Preferred Stock has a staged maturity over three years with one-third of the Preferred Stock to be redeemed after 18 months, one-third after 24 months and one-third after 36 months, and may be redeemed at maturity in cash or, at the Company’s option, subject to certain conditions that may not be solely under the control of the Company, through the issuance of the number of shares of common stock determined by dividing the liquidation preference of the preferred shares by the then current market price.  If the effectiveness of the registration statement lapses, the Company ceases to be listed on certain specified exchanges and trading in the Company’s stock is suspended or a change in control occurs with respect to the Company, the Company may be required to settle redemption of the preferred stock with cash instead of its common shares.  Furthermore, since the market price of the Company’s common stock cannot be predicted, the actual number of shares of the Company’s common stock that will be required if a redemption is made through the issuance of common stock, can also not be predicted.

The Preferred Stock has embedded conversion options. Specifically, the holders of the Preferred Stock may convert their shares into the Company’s common stock at a conversion price of $2.35 per share. In addition the Company may force conversion of the Preferred Stock into common stock if the Company achieves certain price targets for its common stock and satisfaction of certain other conditions, such as the existence of an effective registration statement. In either event the conversion price is subject to adjustment if, at any time after the date the preferred shares were issued, the Company issues or sells, or is deemed to have issued or sold, any shares of the Company’s common stock for per share consideration less than the conversion price of the preferred shares on the date of such issuance or sale.  Accordingly, the number of common shares issuable upon the conversion of the preferred shares cannot be predicted.  Furthermore, net-cash settlement may be required in the event of conversion default under certain circumstances that may not be solely under the control of the Company.  If the effectiveness of the registration statement lapses, the Company ceases to be listed on certain specified exchanges and trading in the Company’s stock is suspended or a change in control occurs with respect to the Company, the Company may be required to settle a conversion of the preferred stock with cash instead of its common shares.

Also as part of the private placement, the Company issued five-year warrants to purchase up to 803,190 shares of our common stock at an exercise price of $2.69 per share and five-year warrants to purchase up to 803,190 shares of our common stock at an exercise price of $3.14 per share. The investors also received an additional investment right, for a limited period of time, to purchase 1,606,383 additional shares of common stock shares at $3.14 a share. This exercise price of the warrants is subject to adjustment if, at any time after the date the warrants were issued, the Company issues or sells, or is deemed to have issued or sold, any shares of the Company’s common stock for per share consideration less than the exercise price of the warrants on the date of such issuance or sale.  Accordingly, the number of common shares that will be issued upon the exercise of the warrants cannot be predicted.  As of December 31, 2004, none of the warrants had been exercised and 1,500,000 of the additional investment rights had been exercised.

In November and December 2004, 775 preferred shares were converted to common stock, and in December 2004 and February 2005, 1,606,383 additional investment rights were exercised, resulting in an incremental investment of $5,044.  Of the 7,550 preferred shares issued under this private placement, 6,775 shares remain outstanding as of December 31, 2004..

With respect to the Company’s accounting for the Preferred Stock, EITF Topic D-98, paragraph 4, states that Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be recorded outside of permanent equity. As described above, the terms of the Preferred Stock include certain redemption features that may be triggered by events that are not solely within the control of the Company, such as a potential failure in the Company’s ability to maintain an effective registration statement. Furthermore, the actual number of shares of common stock required to satisfy redemption is based upon the market value of the common stock at the time of the redemption, which cannot be predicted. Accordingly, the Company has classified the Preferred Stock as temporary equity and the value ascribed to the redeemable preferred stock upon initial issuance, i.e. at June 24, 2004, was the amount received in the transaction minus the fair value ascribed to the conversion options and warrants. The initial value of the redeemable preferred stock is accreted up to the redemption value (the amount received in the transaction) over the future relevant periods using the interest method. The value of the redeemable preferred stock at December 31, 2004 was $2,995.

The terms of the Preferred Stock include certain conversion options that represent derivative financial instruments under paragraph 12 of SFAS No. 133 and thus were separated from the Preferred Stock and valued using the Black-Scholes option pricing model.   The conversion options include certain provisions that could result in a variable number of shares to be issued upon conversion, adjustment to the strike price at which conversion shares will be determined, or the requirement for the Company to settle the conversion options in cash EITF 00-19, “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, state that if the conversion options require net cash settlement in the event of circumstances that are not solely within the Company’s control they should be classified as a liability measured at fair value on the balance sheet.

The terms of the five-year warrants include cash penalty provisions in the event that the Company fails to meet its obligations to deliver registered shares to the warrant holder upon exercise and an anti-dilution provision that could result in a variable number of shares to be issued upon warrant exercise. Additionally, the terms and conditions of the warrants provide for net settlement via cashless exercise whereby the shares delivered to the warrant holder would be readily convertible to cash. In accordance with EITF 00-19 and given the terms and conditions of the warrants as outlined above, the Company has classified the warrants as a liability on its balance sheet measured at fair value using the Black-Scholes option pricing model.

The Company accounts for both the conversion options and warrants using the fair value method at the end of each quarter, with the resultant gain or loss recognition recorded against earnings. Both the warrants and conversion options are valued using the Black-Scholes valuation model.  Actual period close common stock prices, applicable volatility rates, and the period close risk-free interest rate for the instrument’s expected remaining life (continuously compounded), are the key assumptions used in the valuation calculation. The WorldGate share price changed from $1.67 per share as of September 30, 2004 to $4.99 per share at December 31, 2004 making the warrants and preferred stock conversion elements more valuable, and therefore more costly relative to their strike price. The result was a $12,100 non cash loss for the quarter ended December 31, 2004 and a $10,100 gain for the year ended December 31, 2004.

Supplemental Company Response:  Since the initial issuance of the redeemable preferred stock, the Company has consistently applied the same methodology and assumptions when ascribing value to the conversion option and warrants.

b.              Please explain to us why the detachable warrants are considered embedded derivative instruments under the guidance in paragraph 12 of SFAS No. 133.  If the warrants require the Company to deliver shares as part of a physical settlement or a net-share settlement then they should be initially measured at fair value and reported in permanent equity in accordance with EITF 00-19.  They would not be considered a derivative instrument pursuant to paragraph 11a of SFAS No. 133.  Please disclose all of the significant terms of the warrants and advise us.  Also, explain in detail how your accounting for the warrants is in compliance with GAAP.

Company Response:                                  See response to Comment 5(a).

Exhibit Index

6.                                       Please tell us in your response letter why you have deleted the reference to the September 2, 2004 amendment to securities purchase agreement and warrants.

Company Response:  In the process of reviewing the exhibit index in response to the Staff’s prior comment 36, the Company recognized that the September 2, 2004 amendment to securities purchase agreement and warrants did not constitute a material contract.  That amendment, and the securities purchase agreement and warrants that it amended, were executed in connection with the Company’s June 24, 2004 private placement of securities to certain institutional investors.  The general purpose of that amendment was to condition certain terms of the securities purchase agreement and warrants on approval of the private placement by the Company’s stockholders.  The Company’s stockholders approved the private placement at the Company’s annual meeting on October 13, 2004, thereby rendering the terms of the amendment inapplicable.

Form 10-KSB/A for the fiscal year ended December 31, 2004

General

7.                                       Please revise the disclosure in your amended Form 10-KSB for the year ended December 31, 2004 and subsequent Forms 10-QSB to comply with the comments above, as applicable.

Revised Company Response:  The Company has amended its Form 10-K for the year ended December 31, 2004 and subsequent Forms 10-Q for the first three quarters of the year ended December 31, 2005 to comply with the comments above, as applicable.

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Please direct any questions with respect to the comments addressed above to the undersigned at 610-993-2233

Sincerely yours,

/s/ Walter J. Mostek, Jr.
Walter J. Mostek, Jr.